April 11, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:             Mr. Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

CC:                          Mr. Al Pavot
Division of Corporation Finance

RE:           Valhi, Inc.
  Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 17, 2014

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated March 28, 2014, (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K of Valhi, Inc. (“Valhi”).  Valhi has responded to the Comment Letter as follows.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 3, page F-20

In December 2013 you acquired a controlling interest in BMI and Landwell and recognized a $26.6 million investment remeasurement gain and a $28 million bargain purchase gain.  The impact of these gains on your consolidated fiscal 2013 operating results exceeded 30%.  It appears that the assumptions you made regarding the fair value of Landwell’s real estate properties materially impacted the calculation of these gains.  Please provide us with all of the material factors you considered in estimating the fair value of these properties.  Quantify the acreages of the properties and tell us whether the properties are residential, commercial, or industrial.  Tell us when Landwell originally acquired the properties and how much they paid.  For properties acquired by Landwell prior to 2013, analyze the material market, business, demographic, regulatory, and economic factors that have impacted, or are expected to impact, Landwell’s ability to dispose of the properties.  Tell us the extent to which “independent third-party valuation firms” were used to estimate the fair value of these properties and the extent to which such valuations were performed prior to December 2013.  Further, please give us an analysis correlating the assumed increase in the fair value of your “existing ownership interests in BMI and Landwell” to the actual sales and net income generated by BMI and Landwell in the periods since you initially acquired said interests.  In this regard, the operating results disclosed on page F-29 do not clearly support the assumed increase in equity interest fair value.  We may have further comment.

As noted in Note 3 to our Consolidated Financial Statements, in the fourth quarter of 2013 Valhi recognized a $28.0 million bargain purchase gain in accordance with ASC 805-30-25 related to our December 2013 acquisition of additional ownership interests in Basic Management, Inc., (“BMI”) and The Landwell Company L.P. (“Landwell”) that resulted in Valhi gaining control of BMI and Landwell.  In addition, we recognized a $26.6 million investment remeasurement gain in accordance with ASC 805-10-25 with respect to our existing ownership interest in BMI and Landwell.  Note 3 includes information regarding the events leading up to such December 2013 acquisitions and the reasons that such acquisitions resulted in the bargain purchase gain and the gain on remeasurement of our existing investments in BMI and Landwell.  We agree with the Staff’s conclusion that the assumptions regarding the fair value of Landwell’s real estate properties materially impacted the calculation of these gains.  We note that additional information about Landwell’s real estate land development operations is included in Note 1 to our Consolidated Financial Statements under the heading Land held for development.

By way of background for informational purposes, BMI was formed in the early 1950’s when certain Department of Defense (“DOD”) manufacturing assets, located in what is now Henderson, Nevada (a suburb of Las Vegas, Nevada), used in support of the World War II war effort were privatized and sold to different buyers.  At the time of BMI’s formation, the city of Henderson had not yet been incorporated.  Accordingly and because there was no viable infrastructure at that time, BMI was formed as a cooperative by the purchasers of the former DOD assets to own and manage assets commonly used, such as water and power utilities, and maintain common industrial areas.  At the time of BMI’s formation, BMI also acquired approximately 3,500 acres of undeveloped land in the same area.  Although accounting records dating back to the early 1950’s are incomplete, BMI believes the original purchase price for these 3,500 acres of land ranged from $13 to $20 an acre, or approximately $45,000 to $70,000 in the aggregate.

As neighboring Las Vegas grew and became an international destination in the gaming industry, BMI realized the undeveloped land it held was potentially valuable for non-industrial uses.  In 1992, the partners of BMI formed Landwell, transferring to Landwell approximately 1,600 acres of land held by BMI and the rights to acquire an additional approximate 1,750 acres of land from BMI (most of this additional acreage was subsequently transferred to Landwell).  BMI was the general partner of Landwell (50% ownership interest) and each of the owners of BMI at that time received a share of the remaining 50% ownership interests of Landwell.  The intent was for Landwell to concentrate on the investment, development and disposition of this land (as well as additional land acquired directly by Landwell in the surrounding area) in an orderly manner to maximize cash proceeds to the partnership.  The land transferred from BMI was recorded by Landwell at BMI’s historical cost (following the accounting guidance regarding the transfer of assets between entities under common control).

Valhi acquired its initial ownership interest in BMI in 1986, when Valhi gained control of another entity.  At the time of such 1986 acquisition, the acquiree (which had operations in several different business segments) held a 32% ownership interest in BMI (one of such business segments conducted a portion of its operations in Henderson, Nevada).  Valhi subsequently obtained its 12% ownership interest in Landwell in 1992 at the time of Landwell’s formation, as discussed above.  Valhi’s 32% ownership interest in BMI and 12% ownership interest in Landwell remained unchanged until the December 2013 acquisitions discussed above.

Over the years, Landwell and BMI have focused on developing and selling the land transferred to Landwell as part of its formation as well as additional land holdings acquired by Landwell in the surrounding area subsequent to Landwell’s formation (although BMI and Landwell have not had significant real property acquisitions since 2004).  Since Landwell’s formation, Landwell and BMI have a history of successfully developing and selling over 1,200 acres of retail, light industrial, commercial and residential projects in the Henderson, Nevada area.    A substantial portion of such projects, however, had been completed prior to 2008 economic downturn which was particularly acute in the Las Vegas area real estate market.  Following such economic downturn, Landwell’s land sales were substantially reduced as compared to prior years, and Landwell did not recognize any material land sales in the 2008 to 2013 time period.  During this time period, Landwell has been primarily focusing on the development of a large tract of land in Henderson zoned for residential/planned community purposes (approximately 2,100 acres).  Planning and zoning work on such project began in 2007, but Landwell delayed significant development efforts until economic conditions had improved.  As general economic conditions improved in 2011 and 2012, Landwell began intensive development efforts of the residential/planned community in 2013 (with BMI acting as the general contractor for all such development efforts).  At the time of Valhi’s December 2013 acquisition of the additional ownership interests in BMI and Landwell, Landwell owned such 2,100 acres as well as approximately 400 acres zoned for commercial and light industrial purposes. Such land holdings of BMI and Landwell had an aggregate historical book value (at the BMI/Landwell level) at December 31, 2013 of approximately $68 million (including capitalized land development costs, primarily related to the 2,100 acre project).

We engaged an independent third-party valuation firm in January 2014 to assist with the overall fair value determination for a portion of the assets acquired for purposes of Valhi’s financial reporting under ASC 805.  Of the estimated fair value of the total assets acquired of $246.7 million, such valuation firm assisted with the valuation of all of the land held for development acquired ($172.4 million), substantially all ($28.4 million) of the $29.0 million property, plant and equipment acquired, and $5.1 million of the $8.5 million other noncurrent assets acquired.  We selected such third-party valuation firm in part because of its knowledge and expertise in the area of real estate appraisals, as well as because such firm had an existing familiarity with BMI and Landwell and their net assets, including the land held for development (having been informed by management of BMI that another owner of BMI had previously used such third-party valuation firm to estimate the fair value of BMI and Landwell’s net assets for such other owner’s own purposes unrelated to our acquisition).  We did not utilize such firm to assist with the estimation of the fair value of remaining assets acquired or liabilities assumed, consisting of cash and cash equivalents ($27.4 million), other working capital assets ($9.5 million), indebtedness ($14.3 million) and other liabilities consisting principally of working capital liabilities ($66.9 million), since given the nature of these other assets acquired and liabilities assumed we determined that management was capable of estimating such fair values.

Note that approximately 85% of the $172.4 million land held for development that was acquired relates to the 2,100 acre project zoned for residential/planned community purposes.  For all of the land held for development that was acquired, Landwell has received appropriate zoning approval for each parcel’s intended use.  In estimating the fair value of all of the land held for development that was acquired, the valuation firm used a sales comparison (or market) approach.  This approach estimates the value of each parcel by comparing it to similar properties that have recently been sold or are currently being marketed for sale.  Such firm consulted local brokers, appraisers and databases for recent sales of comparable property within the Henderson area.  The available market data was then investigated, analyzed and compared to each parcel.  The material factors considered by the valuation firm when investigating, analyzing and comparing the recent sales include characteristics of such other sales (e.g., type of property rights conveyed, non-market oriented financing (if any), any atypical conditions of the sale) and the physical characteristics of the property underlying such sales (e.g., location, topography, configuration, exposure/frontage, condition, zoning).  As applicable, the valuation firm made appropriate adjustments to such factors for any dissimilar characteristics between such other sales and Landwell’s land held for development.  In addition to reviewing the information we provided to the valuation firm for accuracy and completeness with respect to land held for development that was acquired (e.g. acreage, location, condition), we (as well as management of BMI and Landwell) reviewed the fair value amounts we received from such valuation firm to determine that such fair values were reasonable and consistent with our knowledge and experience with the local market, including the consideration of certain acreage in the residential/ planned community that was under contract with homebuilders in December 2013 or in the final stages of negotiation with homebuilders in December 2013 and subsequently became under contract in early 2014 (representing approximately 157 acres for aggregate proceeds of approximately $48 million).

With respect to the land held for development for residential purposes that was acquired, housing prices and population growth are the two most material market, business, demographic, regulatory and economic factors that are expected to impact Landwell’s ability to dispose of such properties. In this regard, we note as it relates to the residential real estate market around the metropolitan Las Vegas, Nevada area according to the Case-Shiller index, housing prices hit bottom in January 2012.  Las Vegas area housing prices have risen by 6.9% since January 2012 while U.S. housing prices have risen only 4.7%.  Such disproportionate increase in the Las Vegas area housing prices was affected by the declines in the Las Vegas area market in the 2007 to 2012 time period as compared to the U.S. housing market in general.  Las Vegas area housing prices fell by 61% from January 2007 to January 2012, while during the same period of time U.S. housing prices declined by only 33%.  Median home prices in the Las Vegas area for existing homes fell more than the prices for new homes during that period and new home prices in the Las Vegas area have increased much more sharply than existing home prices in the Las Vegas area in recent months.  According to the Housing Opportunity Index, which considers both price and income, Nevada housing is more affordable than the national average.  That is one of the primary reasons that many long-term forecasts show strong population gains for the region, some of which are driven by projected retirements and relocations.  We believe these factors are consistent with and support the fair value assigned to the land held for development that was acquired as determined by the valuation firm using the sales comparison approach.

The Staff notes that the operating results for BMI and Landwell in Note 7 to our Consolidated Financial Statements on page F-29 would not appear to support the assumed increase in equity interest fair value of our existing ownership interest in BMI and Landwell.  However, as noted above, following the 2008 economic downturn, Landwell’s land sales were substantially reduced as compared to prior years, and Landwell did not recognize any material land sales in the 2008 to 2013 time period.  We do not believe that Landwell’s operating results during such time period are indicative of Landwell’s expected future operating results or the current fair value of Landwell’s assets, given that Landwell has not recognized any material land sales in recent years, the significant development work that has been undertaken in 2013, the aggregate proceeds indicated above for the approximate 157 acres that were under contract with homebuilders in December 2013 or in the final stages of negotiation with homebuilders in December 2013 that subsequently became under contract in early 2014, additional acreage (approximately 200 acres) for which Landwell is in various stages of negotiation with other homebuilders and expected to come under contract later in 2014, and an expectation that Landwell will continue its development efforts for the rest of its land held for development, especially the remainder of the residential/planned community.

In response to the comments of the Staff, in our future filings with the Commission we will:
•	Include a quantification of the aggregate acreage of the land held for development owned by Landwell at the acquisition date by residential, and commercial and light industrial;
•	Indicate we engaged the third-party valuation firm in January 2014 to undertake their work;
•
Clarify that the third-party valuation firm assisted with the valuation of the land held for development acquired, substantially all of the property, plant and equipment acquired and a portion of the other noncurrent assets acquired;

•	Indicate the material assumptions underlying the valuation of the land held for development acquired; and
•
Clarify why we do not believe Landwell’s operating results disclosed on page F-29 are indicative of Landwell’s expected future operating results or the current fair value of Landwell’s assets, particularly as it relates to Landwell’s land held for development.

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Valhi acknowledges that:

•	Valhi is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing with the Commission; and

•	Valhi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Valhi, Inc.

By: /s/    Gregory M. Swalwell
        Gregory M. Swalwell,
Executive Vice President and Controller